May 8, 2012

David R. Humphrey
Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Alaska Air Group, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 21, 2012
File No. 001-08597

Dear Mr. Humphrey:

This letter is in response to the comments received from the staff of the Commission dated April 26, 2012 regarding Alaska Air Group's Form 10-K for the fiscal year ended December 31, 2011. For your convenience, we have included each of the staff's comments followed by our response to the comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Adjusted Non-GAAP Results and Per Share Amounts, page 27

1.	In future filings, please revise the title of this non-GAAP financial measure at the bottom of your table on page 28 “Net income and diluted EPS, excluding noted items.” This title is too similar to the GAAP terminology. Refer to the guidance in Item 10(e)(1)(ii)(e) of Regulation
S-K. In the alternative, eliminate the presentation of such calculation and discuss only the impact the noted items had on net income and diluted EPS.

Response:

In future filings, the Company will revise the title of the non-GAAP financial measure at the bottom of our GAAP to non-GAAP reconciliation. Below is our proposed disclosure.

	Years Ended December 31,
	2011		2010
(in millions, except per share amounts)	Dollars	Diluted EPS	Dollars	Diluted EPS
Net income and diluted EPS as reported	$244.5	$6.66	$251.1	$6.83
Fleet transition costs, net of tax	24.2	0.66	8.2	0.22
Mark-to-market fuel hedge adjustments, net of tax	18.7	0.51	3.3	0.09
Non-GAAP adjusted income and per share amounts	$287.4	$7.83	$262.6	$7.14

Liquidity and Capital Resources, page 39

2.	We note from your disclosure on page 40 that 31 of your aircraft are unencumbered, and from your disclosure in Note 6 that all of your borrowings are secured by aircraft. Please revise your discussion of outstanding debt here and in Note 6 to discuss the specific covenants to which you are obligated. To the extent that these covenants contain aircraft loan to fair market value requirements, please so state and quantify, to the extent practicable, the percentage by which fair market value exceeds the aircraft loan amounts as of the most recent balance sheet date. Include a draft of your intended disclosure with your response.

Response:

All of the Company's borrowings are secured by aircraft, but only one aircraft debt agreement secured by three aircraft has a loan-to-value covenant. The covenant requires that we maintain an appraised value equal to or greater than 131% of the outstanding balance as of the appraisal date, which is annually on the closest business day to February 15th. If there is a shortfall in value, then a principal payment is due in order to bring the appraised value equal to 131%. As of December 31, 2010 and December 31, 2011, the total amount outstanding under this specific agreement was $41.6 million and $34.3 million, with appraised values of 148% and 171%, respectively. In future filings, we will disclose the following:

Form 10-Q for the quarter ending June 30, 2012
Part I. Financial Statements
Item 1. Notes to the Condensed Consolidated Financial Statements (unaudited)
Note 7. Long-Term Debt
...All of the Company's borrowings are secured by aircraft, but only one aircraft debt agreement secured by three aircraft has a loan-to-value covenant. As of June 30, 2012, the Company was in compliance with this covenant and expects to retire this debt by December 31, 2012.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Analysis of Our Cash Flows
Cash Used by Financing Activities
...One of our debt agreements secured by three aircraft has a loan-to-value covenant. The balance on this agreement as of June 30, 2012 was $XX million. Because the current loan-to-value ratio exceeds the requirement by a comfortable margin, we do not expect this covenant to have any impact on our liquidity position.

Consolidated Statements of Operations, page 50

3.	Reference is made to the second paragraph in your Revenue Recognition accounting policy in note 1 on page 56. We note that Passenger Revenues includes reservation fees, ticket change fees and baggage service fees. It is unclear to us (i) why you classify these types of ancillary fee revenues as part of Passenger Revenues; and (ii) the distinction you made in presenting a different classification for other ancillary revenues (e.g. on-board food and beverage sales, commission income on sale of miles, etc.) as “Other-net” revenues in your
Consolidated Statement of Operations. It appears the fees noted above are distinct charges for additional services separate from the air transportation transaction. Also, other airlines in the industry may classify these ancillary service revenues outside of passenger revenues in a separate “Other” operating revenue category.

Please re-evaluate your classification of these ancillary revenues and consider whether separately classifying them within an “Other” operating revenue category may be more appropriate. We believe that the classification of revenues is very important and meaningful, as it impacts your operating statistics that enables an investor to analyze and compare operating performance measures among different airline companies. In this regard, the Yield and Passenger Revenues per ASM operating statistics data, as presented in Selected
Financial and Operating Data (Item 6) and MD&A – Operating Statistics Summary (Item 7),
is specifically impacted by the classification of revenues. Please advise and revise, as appropriate.

Response:

We have historically reported bag service fee, ticket change fee and reservation fee revenues within Passenger Revenue because we believe these items were generally included with the purchase of air transportation before the industry started charging for ancillary services. We have, however, analyzed the SEC filings of our competitors and other trade publications and concluded that it is appropriate to reclassify revenue from these ancillary services to Other Revenue so that our passenger revenues, passenger revenue per available seat mile (PRASM), and yield were comparable to others in our industry and help facilitate better analysis among our peers. As stated in our earnings call on April 19th, we plan to reclassify our ancillary revenues from Mainline and Regional Passenger Revenue to Other-net for the second quarter of 2012.

Note 1 – General and Summary of Significant Accounting Policies
Revenue Recognition, page 56

4.	We note from your presentation on the face of your balance sheet that your air traffic liability was $489.4 million as of December 31, 2011. Per your disclosure here, this account represents tickets sold but not yet used until travel or date of expiration. Please expand your disclosure either here or in your discussion of current liabilities in Note 12 on page 73 to indicate the proportion of this account attributable to tickets sold but not yet used which are prior to the original date of travel and amounts attributable to travel credits. Further, please provide your policy as to the expiration of travel credits.

Response:

As of December 31, 2010 and December 31, 2011, the amount of tickets sold but not yet used for travel was $401.9 million and $465.2 million, respectively. The amount attributable to travel credits, all of which expire 12 months from date of issuance, was $18.5 million and $21.9 million for the same respective periods. The Company's accounting policy is to recognize revenue for these travel credits when used or at the date of the expiration.

In future filings the Company will expand its accounting policy footnote and discussion of current liabilities to clarify when travel credits expire and the amount of the travel credits included in air traffic liability. Below is our proposed disclosure.

Form 10-K for the year ending December 31, 2012
Item 8. Consolidated Financial Statements and and Supplementary Data
Notes to the Consolidated Financial Statements
Note 1. General and Summary of Significant Accounting Policies
Revenue Recognition
...Air Traffic Liability includes approximately $XX million and $21.9 million related to travel credits for future travel, as of December 31, 2012 and December 31, 2011, respectively. These credits are recognized into revenue either when used or upon expiration, which is 12 months from issuance.

Note 7 – Income Taxes, page 63

5.	We note that a substantive amount of your income tax expense in each of the last three fiscal years represent deferred tax expense. As a result, during this three year period, you did not materially incur either current income tax expense or cash amounts paid for income taxes (as reflected in the Supplemental disclosure in the Consolidated Statement of Cash Flows). We assume this may have occurred primarily because of the accelerated depreciation methods used for income tax purposes that has generated an approximate $800 million deferred tax liability for the excess of tax over book depreciation, as reflected in the table of deferred tax
(assets) and liabilities.

In view of this highly material deferred tax liability, please expand the notes to specifically discuss the difference between your tax and book reporting for depreciation and the periods you expect this deferred tax liability to reverse and require a significant increase in your current income tax expense as well as a cash outlay of current taxes payable.

Response:

You are correct in your assumption that accelerated depreciation has contributed significantly to deferred tax expense in the last three years. For financial reporting purposes, our aircraft are depreciated over a 15-20 year life on a straight-line basis with an estimated salvage value. For federal income tax purposes, aircraft are generally depreciated over a seven-year life using a 200-percent declining balance method with no salvage value. However, "bonus depreciation" provisions are sometimes available under applicable tax laws which allow for even more accelerated deductions. For example, in 2011, the Company used 100-percent bonus depreciation for purchased aircraft.

At December 31, 2011, our deferred tax liability related to excess tax depreciation was $795 million. Absent any future asset purchases this deferred tax liability would approximately reverse as follows:

0-5 years            $130 million
6-10 years            $280 million
After 10 years            $385 million

For the Staff's information, the increase in reversals in the 6-10 year period is due to some of the underlying assets being fully depreciated under MACRS for tax purposes. The temporary difference related to the salvage value remaining for financial reporting will not reverse until the aircraft is sold or there is a change in estimate of salvage value.

In future filings, we will disclose the following:

Form 10-Q for the quarter ended June 30, 2012
Part I. Financial Statements
Item 1. Notes to the Condensed Consolidated Financial Statements (unaudited)
Note 8. Income Taxes
...Primarily due to differences in depreciation rates for federal income tax purposes and for financial reporting purposes, the Company has generated a net deferred tax liability.

6.	In addition, in your MD&A analysis of cash flows and liquidity, please inform readers as to the reasonable likeliness of an exposure to a material future cash requirement associated with this known event. Please refer to the guidance in Item 303(a)(1) of Regulation S-K and
Section 501.13 in the Codification of Financial Reporting Releases. Please revise accordingly.

Response:

The primary assets which are generating the deferred tax liabilities are our aircraft. As disclosed in Note 1 of our Form 10-K, these assets are depreciated over 15 to 20 years for financial reporting purposes but for tax purposes are depreciated using accelerated methods. As disclosed under our contractual obligations and commitments in MD&A, we will continue to grow our fleet with purchased aircraft and accordingly, we expect our deferred tax liability to continue to grow but due to uncertainties cannot estimate a future cash requirement based on the reversal of the deferred tax liability.

In future filings, we will disclose the following:

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Contractual Obligations and Commitments
Deferred Income Taxes
...For federal income tax purposes, the majority of our assets are depreciated over a seven-year life using an accelerated depreciation method. For financial reporting purposes, the majority of our assets are depreciated over 15-20 years to an estimated salvage value using the straight-line basis. This difference has created a deferred tax liability. At some point in the future the depreciation basis will reverse resulting in an increase in income taxes paid.

While it is possible that we could have material cash obligations for this deferred liability at some point in the future, we cannot estimate the timing of the cash flows with reasonable accuracy. Taxable income and cash taxes payable are impacted by many items, including the amount of book income generated, level of pension funding (which is generally not known until late each year), whether "bonus depreciation" provisions are available, as well as other legislative changes that are out of our control.

In connection with our responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions or further comments, please contact me at your convenience at 206-392-5763.

Sincerely,

/s/ Brandon S. Pedersen
Brandon S. Pedersen
Vice President/Finance and Chief Financial Officer
Principal Financial and Accounting Officer
Alaska Air Group, Inc.
Alaska Airlines, Inc.

Copies to:

William Ayer, Chief Executive Officer
Brad Tilden, Chief Executive Officer Elect and President of Alaska Airlines
Patricia Bedient, Board of Directors, Audit Committee Chair
Keith Loveless, Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary
Kyle Levine, Deputy General Counsel
George Newman, Controller
Bob Carlile, KPMG
Ann Nelson, KPMG
Bob Shanley, KPMG